Exhibit 12.1

MPLX LP
Computation of Ratio of Earnings to Fixed Charges
TOTAL ENTERPRISE BASIS - Unaudited
(In millions)

	For the Years Ended December 31,
	2015	2014	2013	2012	2011
Portion of rentals representing interest	$4	$3	$3	$2	$1
Capitalized interest	5	1	1	1	1
Other interest and fixed charges	40	4	—	—	—
Total fixed charges (A)	$49	$8	$4	$3	$2

Earnings-pretax income with applicable adjustments (B)	$216	$187	$151	$147	$136

Ratio of (B) to (A)	4.4	23.4	37.8	49.0	68.0